Exhibit 6.8

LOAN AGREEMENT and NOTE

$1,500,000.00 Minimum	January 10, 2020

For value received, HAMMITT, INC, a California corporation, (hereinafter “Debtor”), promises to pay to the order of MGI ENTERPRISES LTD., a company formed under the laws of the British Virgin Islands, (hereinafter “Creditor”), the sum of ONE MILLION FIVE HUNDRED THOUSAND DOLLARS ($1,500,000.00), as modified by section 2 hereof, in accordance with the following terms:

1.      Indebtedness Purpose.      Debtor and Creditor are negotiating the terms of a Stock Purchase Agreement (the "SPA") pursuant to which Creditor will purchase $1,500,000 in capital stock of Debtor. To provide more time to conclude such transaction, currently expected to close by March 31, 2020, Creditor is providing funds pursuant to this Loan Agreement and Note (the “Note”) to be used to pay outstanding amounts owed by Debtor to Jiangso May Diang, LTD.

2.      Interest Rate.      Beginning on January 10th, interest shall accrue on the outstanding principal balance of this Note at a rate of ten percent (10.0%) per annum, and shall be payable as provided in section 3.

3.      Repayment.      All unpaid principal and accrued interest shall be repaid by either (i) conversion into the stock purchase price upon the consummation of the SPA, or (ii) if not converted, in twelve (12) equal monthly payments beginning December 31, 2020.

4.      Governing Law and Venue.      This Note shall be governed under the laws of the State of California with venue for the resolution of any dispute arising hereunder to be in a court of competent jurisdiction situated in the County of Los Angeles, California, USA.

IN WITNESS WHEREOF, this Note is executed effective January 10th 2020.

HAMMITT, INC. (Debtor)

by	/s/ Andrew Forbes
Andrew Forbes, CEO

MGI ENTERPRISES LTD. (Creditor)

by	/s/ May Diang